SEC FILE NUMBER:	333-122935-02
CUSIP NUMBER:	N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Reef Global Energy VII, L.P.
Former name if applicable:

Address of principal executive office (Street and number)
1901 N. Central Expressway, Suite 300
City, state and zip code	Richardson, Texas 75080

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reef Global Energy VII, L.P. (the “Partnership”) requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Daniel C. Sibley	972	437-6792
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During 2009, the Partnership incurred a net loss of $366,021 compared to a net loss of $3,968,996 incurred during 2008.  The change in operating results is due to three primary factors.  First, the Partnership saw significant decreases in the 2009 average sales prices for its crude oil of 45.1% and natural gas of 56.5% compared to 2008.  The decreased prices caused overall sales revenues to fall from $2,861,452 in 2008 to $1,417,297 in 2009, a decrease of 50.5%.  Second, the Partnership had impairment of proved properties of $566,679 in 2009, compared to impairment of proved properties of $4,118,218 and impairment of unproved properties of $172,447 in 2008.  The Partnership also saw depreciation, depletion, and amortization fall from $1,346,930 in 2008 to $606,787 in 2009, as a result of the reduced property basis for 2009 which resulted from the large 2008 impairments.

The Partnership’s year-end reserve report utilizes the un-weighted arithmetic average of the first-day-of-the-month commodity prices over the preceding 12-month period and current costs to compute estimated discounted future net cash flows from successful wells. The base year end prices used in the Partnership’s reserve studies were $61.08 per barrel of crude oil and $3.83 per MCF of natural gas at December 31, 2009, compared to $44.60 per barrel of crude oil and $5.71 per MCF of natural gas at December 31, 2008.  The 2009 year-end prices directly affect the estimated economic lives and, therefore, estimated reserves recoverable from Partnership wells. At December 31, 2009, the estimated discounted future net cash flows of the Partnership totaled $1,323,360 compared to $2,297,832 at December 31, 2008. The Partnership recorded property impairment expense of proved properties totaling $566,482 during the first quarter of 2009, as a result of significant declines in commodity prices during the first part of 2009.  In addition, the Partnership took another impairment of proved properties of $197 during the fourth quarter of 2009 due to changes in performance on one Partnership well.  Production rates declined on this well at a rate greater than previously forecast. The resulting reduction of proved reserves and corresponding decrease in estimated future cash flows caused a reduction of approximately $675,000 in estimated discounted future net cash flows for the Partnership from this well during the fourth quarter.

Lease operating expenses decreased from $503,416 during the year ended December 31, 2008 to $231,022 during the year ended December 31, 2009, primarily due to the Partnership’s Sand Dunes prospect, which incurred higher operating costs during 2008 due to the costs of electricity, salt water disposal, equipment rental, and sub-surface repairs and maintenance during the testing of the Sand Dunes wells in 2008.  In addition, 2008 production costs were impacted by the expensed workover costs incurred to change bottom hole pumps on three Partnership wells.   As a result of shutting in the eight Sand Dunes wells in February 2009, lease operating costs declined from comparable levels during 2008.

Reef Global Energy VII, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2010	By:	Reef Oil & Gas Partners, L.P., Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).